

Mail Stop 4720

February 17, 2016

Michael G. Sanchez
Chief Executive Officer
Coastal Banking Company, Inc.
36 Sea Island Parkway
Beaufort, South Carolina 29907

> **Re:** **Coastal Banking Company, Inc.**
> **Offering Statement on Form 1-A**
> **Filed January 22, 2016**
> **File No. 024-10519**

Dear Mr. Sanchez:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information Regulation A under the Securities Act requires. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

General

1.   Please revise to include the auditor's consent to the use of its audit report as an exhibit. Refer to Part III – Exhibits, Item 17.11 of Form 1-A for information.

2.   Please revise to include the tax opinion of Bryan Cave LLP as an exhibit.

Background of the Merger, page 33

3.   On page 35, you indicate that you valued the bid from Coastal at $13.58 million, based on a "1.2x valuation of Coastal's projected tangible book value." Please revise this

discussion to explain to your shareholders the reason for the valuation at 1.2x the projected tangible book value, and why the implied value from the company's trading price was not used to impute the value of Coastal's bid. Also, please tell us, with a view towards revised disclosure, the source of the projected tangible book value. Did your financial advisor receive projections from Coastal, or did they otherwise predict Coastal's year-end book value?

<u>Reasons for the Merger: First Avenue, page 37</u>

4.   Revise this section to state, if true, that First Avenue's board was aware that The Burke Group has previously provided services for Coastal.

<u>Unaudited Pro Forma Combined Condensed Consolidated Financial Information, page 62</u>

5.   Please revise to provide a pro forma balance sheet as of the date of the most recent balance sheet (i.e. September 30, 2015). Also, revise to provide an income statement for the most recent interim period presented (i.e. nine months ended September 30, 2015). Refer to Part F/S, (b)(7)(iv) of Form 1-A and Rule 8-05(b)(2) of Regulation S-X for information.

<u>Consolidated Financial Statements of Coastal Banking Company, Inc., page F-1</u>

6.   We note your unaudited interim financial information starting on page F-46. Please revise to also include interim statements of cash flows for the periods presented. Refer to Part F/S, (b)(4) of Form 1-A for information.

7.   Please revise to include notes to the interim financial statements as appropriate.

8.   Please revise the interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included. Refer to Part F/S, (b)(5) of Form 1-A for information.

<u>Financial Statements of First Avenue National Bank, page G-2</u>

9.   We note your unaudited interim financial information starting on page G-43. Please revise to also include interim statements of cash flows, as well as interim financials for the corresponding period of the preceding fiscal year. Refer to Part F/S, (b)(7)(iii) of Form 1-A for information.

10.   Please revise to include notes to the interim financial statement as appropriate.

11.   Please revise the interim financial statements to include a statement that in the opinion of management all adjustments necessary in order to make the interim financial statements not misleading have been included.

We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

In the event you ask us to qualify your offering statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and/or qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mike Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3419 with any other questions.

                                        Sincerely,

                                        /s/ Christian Windsor

                                        Christian Windsor
                                        Special Counsel
                                        Office of Financial Services